February 23, 2011
BY EDGAR AND OVERNIGHT MAIL
Staci Shannon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	MedCath Corporation File No. 000-33009 Form 10-K for the Fiscal Year Ended September 30, 2010 Form 8-K filed November 23, 2010
Dear Ms. Shannon:
The purpose of this letter is to provide the detailed response of MedCath Corporation (the “Company”) to the comments set forth in your letter dated February 7, 2011. For your convenience, your comments have been reproduced in their entirety followed by our responses. In providing our response to your comments, we acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comment:
Form 8-K filed November 23, 2010
Exhibit 99.2
1.	Please tell us why you include net income attributable to the noncontrolling interest in your adjusted EBITDA calculation as this amount is not available to your shareholders. Also, tell us why your adjusted diluted earnings per share measure does not included similar adjustments utilized to arrive at your adjusted EBITDA measure, and tell us whether or not you adjusted your weighted average share for dilutive shares that are no longer anti-dilutive under your positive non-GAAP measure.
Response:
Adjusted EBITDA reflects a measure of our operations and how our Company has performed as a whole. Management uses Adjusted EBITDA to evaluate the Company’s performance and we believe it has been a useful measure for our investors and analysts when comparing our period to period results to our peers in the industry. To exclude noncontrolling interest from our adjusted EBITDA calculation would distort the true operating performance of the company as it would only represent a portion of the business operations.

Our EBITDA calculation reconciles income from operations to income from continuing operations before income taxes, interest, depreciation and amortization. Our adjusted EBITDA calculation also then excludes any operating items that we deem to be non-recurring and/or not used to measure the success of the Company’s on-going operations. Our adjusted diluted earning per share is income from continuing operations (after income taxes, interest, depreciation and amortization) adjusted for items we deem to be non-recurring and/or not used to measure the success of the Company’s on-going operations. Therefore, we do not include these line items from our statement of operations as reconciling items between income from operations and income from continuing operations in our adjusted diluted earnings per share calculation.
We did not adjust our weighted average shares for dilutive shares that are no longer anti-dilutive under our positive non-GAAP measure. We will include any anti-dilutive shares in our adjusted diluted earnings per share in future filings, together with disclosure of the total number of anti-dilutive shares included in the calculation.
Staff Comment:
Form 10-K for the Fiscal Year Ended September 30, 2010
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Procedures Allowance for Doubtful Accounts, page 37
1.	You disclose that accounts receivable primarily consist of amounts due from third-party payors and patients in your hospital division, and you estimate the related allowance based on such factors as payor mix, aging and historical collection experience and write-offs of your respective hospitals and other business units. You also disclose on page 43 that you have experienced an increase in bad debt expense primarily related to an increase in the uncollectibility of the self-pay balance after insurance and an 8.1% increase in self-pay net revenue during fiscal 2010 compared to fiscal 2009. Please revise your disclosure regarding your estimation process to specifically address how the aging of your self-pay balances have affected your estimation process given your recent history by addressing the following:
•	Disclose, in tabular format, the aging of accounts receivable by payor mix concentrations. The aging schedule may be based on your own reporting criteria (e.g., unbilled, less than 30 days, 30 to 60 days, etc.). At a minimum, the disclosure should indicate the past due amount by payor classification. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact, and clarify how this affects your ability to estimate your allowance for bad debts; and

•	If you have amounts that are pending approval from third party payors, please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.
Response:
The Company proposes to expand its future disclosures (beginning with its second fiscal quarter of 2011 Form 10-Q) to provide the information requested for net accounts receivable by payor category. Note that we do not keep an aging of amounts due from third party payors for the settlement of cost reports. We only track what is due from prior year cost reports versus estimates for future cost report filings and have addressed this in the proposed disclosure below.
Please see the proposed example disclosure explaining our bad debt methodology and balances by payor group below:
Our hospital division net accounts receivable primarily includes amounts due from patients and third-party payors and amounts due for third-party payor settlements. Third-party payor settlements include amounts due related to prior filed cost reports and estimated future cost report filings. Our hospital division net accounts receivable due from patients and third-party payors, excluding amounts due for the settlement of cost reports, was $___, or ___% of total hospital division net accounts receivable outstanding at March 31, 2011 and $___, or ___% of total hospital division net accounts receivable outstanding at March 31, 2010. Our third-party net accounts receivable for the settlement of cost reports was $___and $___as of March 31, 2010 and 2011, respectively. Of this amount, $___and $___was related to prior fiscal year cost reports as of March 31, 2010 and 2011, respectively.
We compute our allowance for doubtful accounts based on a liquidation percentage by hospital. This liquidation (or bad debt) percentage is based on a twelve month hindsight analysis computed on a monthly basis while considering any current trends or changes in payor mix that could impact historical collection percentages.
We reserve for the estimate of uncollectible self-pay accounts at the time the revenue is recognized. As a result, an increase in self-pay admissions will increase the bad debt expense and the allowance for doubtful accounts most significantly in the period in which the service is rendered.
Our hospital division net patient accounts receivable outstanding by payor group excluding amounts due from third-party payors for the settlement of cost reports as of March 31, 2010 and 2011 was as follows:

Net Hospital Division Patient
Accounts Receivable Outstanding
(in thousands)
Payor Group	March 31, 2011	March 31, 2010
Medicare	$XXXX	$XXXX
Medicaid (1)	XXXX	XXXX
Self-pay (2)	XXXX	XXXX
Commercial & Other	XXXX	XXXX

Total	$XXXX	$XXXX

(1)	Medicaid includes accounts receivable that are pending approval from Medicaid.

(2)	Self-pay net accounts receivable includes patients registered as self-pay with no insurance or government program assistance (___% of total self-pay net accounts receivable outstanding) and the self-pay portion due after insurance and government programs (___% of total self-pay net accounts receivable outstanding).
The below tables reflects the percentage of hospital division net patient accounts receivable, excluding amounts due for the settlement of cost reports, by aging group as of March 31, 2011:

Days Outstanding
As of March 31, 2011
Payor Group	0-30	31-60	61-120	121-150	151-180	+181	Total
Medicare	%	%	%	%	%	%	%
Medicaid (1)%		%	%	%	%	%	%
Self-pay (2)%		%	%	%	%	%	%
Commercial & Other	%	%	%	%	%	%	%

Total	%	%	%	%	%	%	%

(1)	Medicaid includes accounts receivable that are pending approval from Medicaid.

(2)	Self-pay net accounts receivable includes patients registered as self-pay with no insurance or government program assistance.

The below tables reflects the percentage of hospital division net patient accounts receivable, excluding amounts due for the settlement of cost reports, by aging group as of March 31, 2010:

Days Outstanding
As of March 31, 2010
Payor Group	0-30	31-60	61-120	121-150	151-180	+181	Total
Medicare	%	%	%	%	%	%	%
Medicaid (1)%		%	%	%	%	%	%
Self-pay (2)%		%	%	%	%	%	%
Commercial & Other	%	%	%	%	%	%	%

Total	%	%	%	%	%	%	%

(1)	Medicaid includes accounts receivable that are pending approval from Medicaid.

(2)	Self-pay net accounts receivable includes patients registered as self-pay with no insurance or government program assistance.
For the quarter ended March 31, 2011, the hospital division provision for bad debts was ___% of hospital net patient revenue, compared to ___% in the prior year. Our days sales outstanding for our hospital division net accounts receivable, excluding amounts due from third-party payors related to the settlement of cost reports, were ___and ___at March 31, 2011 and 2010, respectively.
Staff Comment:
Index to Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Estimates
Members’ and Partners’ Share of Hospital’s Net Income and Loss, page 68
3.	You state that if cumulative losses of a hospital exceed its initial capitalization and committed capital obligations of the partners or members, the Company will recognize a disproportionate share of the hospital’s losses that otherwise would be allocated to all of its owners on a pro rata basis. Please revise your disclosure to clarify for GAAP purposes that the noncontrolling interest continues to be attributed its share of losses even if that attribution results in a negative noncontrolling interest balance. Refer to ASC 810-10-45-21. Also, please tell us why you do not believe that the disproportionate share of hospital’s losses that will be attributed to you would cause you to be the primary beneficiary and require consolidation.
Response:
The Company’s involvement with hospitals generally falls into two separate groups. For most hospitals, which the Company is consolidating pursuant to the provisions of ASC 810, the partnership agreements housing such hospitals require that the Company share (on a pro-rata basis) all losses of the entity until the invested and committed capital (the “at-risk” capital) of the Company’s partners in such entities have been fully depleted by the losses that have been allocated to them. Generally, the Company has a much higher at-risk capital balance as a result of being the majority owner and as a result of providing funding under intercompany notes, which are used to compute the at-risk capital balance. The partnership agreement requires the Company to absorb 100% of additional losses (the “Excess Losses”) to the extent that the Company has an at-risk capital balance and the minority partner’s capital balance has been depleted to zero. We have taken ASC 810-10-45-21 into consideration in determining how to allocate losses related to this group of partnerships. We note that ASC 810-10-45-21 states in part, “The excess, and any further losses attributable to the parent and the noncontrolling interest, shall be attributed to those interests... [emphasis added].” Accordingly, earnings and losses of these partnerships are generally attributable, and thus allocated for accounting purposes to us and our physician partners on a pro-rata basis in accordance with the respective ownership percentages in each hospital. However, subsequent to the point in time in which the

Company’s obligation to absorb Excess Losses has been triggered, in accordance with the provisions of ASC 810-10-45-21, the losses are legally and economically attributable, and thus allocated, to our controlling interest for accounting purposes. In essence, for this group of entities, the Company applies by analogy the allocation guidance for equity method investments originally set forth in SOP 78-9 “Accounting for Investments in Real Estate Ventures” and codified into ASC 970-323-35-16 and 35-17 which requires the accounting to follow legal form and economic substance of the partnership agreement if allocation of income, distributions or liquidation proceeds are determined on some other basis besides the partners individual partnership interest. The Company also notes that its partnership structures are analogous to having two classes of common stock with differing participation features. The Company believes that its method of allocating income to the controlling and non-controlling interests conforms to the guidance in ASC 260-10-45-67 (formerly EITF Issue 03-6) which addresses the means by which a reporting entity would allocate losses to a participating security. ASC 260-10-45-67 states in part:
An entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period shall be made on a period-by-period basis, based on the contractual rights and obligations of the participating security [emphasis added].
The second group of hospitals the Company is involved with have partnership agreements that require the Company to fund losses (receive income) on a pro-rata basis with its partners. To the extent that the company has a controlling financial interest in such entities, the Company consolidates such entities, and following the guidance above, allocates earnings to the controlling and non-controlling interest on a pro-rata basis. To the extent that the company has significant influence over, but not a controlling interest in such entities, the Company applies the equity method of accounting and records its shares of the entity’s income or loss in a manner consistent with the guidance in ASC 970-323-35-16.
We will clarify in future filings that we may be obligated to fund losses disproportionate to our ownership interest in accordance with the partnership operating agreements for our consolidated hospitals.
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Should you have additional questions or comments regarding the foregoing, please contact the undersigned or Lora Ramsey, Vice President & Corporate Controller, at (704) 815-7700.

Sincerely,

/s/ James A. Parker

James A. Parker Executive Vice President and Chief Financial Officer